CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072
570 Lexington Avenue                   o                   1401 Eye Street, N.W.
 New York, NY 10022            Tel (212) 732-3200           Washington, DC 20005
   (212) 371-2720              Fax (212) 732-3232              (202) 898-1515





                                 October 7, 2005

VIA EDGAR
---------

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

      Re:      Mer Telemanagement Solutions Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-28950
               ----------------

Dear Mr. Spirgel:

      On behalf of our client, Mer Telemanagement Solutions Ltd. (the "Company"), we are submitting this letter in furtherance of a telephone conference among Ms. Christine Bashaw of the Staff of the Securities and Exchange Commission (the "Staff") and myself. Our conference call related to the August 11, 2005 response of the Company to the Staff's comment letter with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

      We are simultaneously filing Amendment No. 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2004, on Form 20-F/A. Amendment No. 1 includes the audited financial statements of Jusan S.A. for the years ended December 31, 2002, 2003 and 2004.

      Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                          Very truly yours,

                                          /s/Steven J. Glusband

                                          Steven J. Glusband


SJG:tco
cc: Ms. Christine Bashaw, Staff Accountant, Securities and Exchange Commission Shlomi Hagai, Chief Financial Officer, Mer Telemanagement Solutions Ltd.